June 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Acer Therapeutics Inc.
Registration Statement on Form S-1, as amended
File No. 333-238192
Revised Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On June 3, 2020, Acer Therapeutics Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”) so that such Registration Statement would become effective as of 4:00 p.m. Eastern Time on Thursday, June 4, 2020, or as soon thereafter as practicable. The Company hereby withdraws that prior request and hereby requests to accelerate the effectiveness of the Registration Statement so that it will become effective as of 4:00 p.m. Eastern Time on Friday, June 5, 2020, or as soon thereafter as may be practicable.

Very truly yours,

ACER THERAPEUTICS INC.

/s/ Harry S. Palmin

Harry S. Palmin

Chief Operating Officer and

Chief Financial Officer

cc:	Mike Hird, Esq.
Patty M. DeGaetano, Esq.

One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458

Phone: (844) 902-6100